# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Datavault AI, Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 15268 NW Greenbrier Parkway, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038245

## Reporting persons
- Gregory Castaldo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 316,877; shared voting power 2,000,000; sole dispositive power 316,877; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,316,877 (4% of the class)
  Comment: (1) Based on 56,791,186 shares of Common Stock of the Issuer outstanding after the closing of the registered direct offering of shares of Common Stock and Warrants of the Issuer, as verified with the Issuer on February 14, 2025.

## Item 1. Issuer
Name of issuer: Datavault AI, Inc.
Address of issuer's principal executive offices: 15268 NW Greenbrier Parkway Beaverton, OR 97006

## Item 2. Person Filing
Name of person filing: Gregory Castaldo
Address of principal business office or, if none, residence: 3776 Steven James Drive Garnet Valley, PA 19060
Citizenship: Gregory Castaldo is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gregory Castaldo: /s/ Gregory Castaldo, Gregory Castaldo (02/14/2025)